Exhibit 21

LIST OF SUBSIDIARIES OF COEUR D’ALENE MINES CORPORATION

The following subsidiaries of Coeur d’Alene Mines Corporation as of December 31, 2005, are wholly owned.

Name of Subsidiary	State/Country of Incorporation
Coeur Rochester, Inc.	Delaware
Coeur Bullion Corporation	Idaho
Coeur Explorations, Inc.	Idaho
Coeur Alaska, Inc.	Delaware
Coeur Silver Valley, Inc.	Delaware
CDE Chilean Mining Corporation	Delaware
CDE Mexico, S.A. de C.V	Mexico
Callahan Mining Corporation	Arizona
Compania Minera CDE Cerro Bayo Limitada	Chile
Coeur Argentina	Argentina
Empresa Minera Manquiri	Bolivia
Coeur d'Alene Mines Exploration Corporation (Tanzania) Limited	Tanzania
CDE Australia Pty. Limited	Australia

The following is a list of the subsidiaries of Callahan Mining Corporation:
Name of Subsidiary: Coeur New Zealand, Inc.
State of Incorporation: Delaware
Percentage of Ownership: 100%